United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on July 30, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Toronto, Ontario, on July 30, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) advises that it intends to file on July 30, 2009 amended and restated financial statements (the “Amended Financial Statements”) and revised management discussion and analysis of financial condition and results of operations (the “Revised MD&A”) for the year ended December 31, 2008 and for the quarter ended March 31, 2009.  All amounts are in US dollars.

Item 5.1

Full Description of Material Change

The Amended Financial Statements and the Revised MD&A include (i) the restatement of the Corporations’ investment in Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation through which Minera Andes holds its 49% interest in the San José Project, for interest income to the Corporation since January 1, 2008 on its loans to MSC which were previously not included in the equity pick-up of MSC; and (ii) following a detailed review of the Corporation’s tax affairs in Argentina, the Corporation has included adjustments to restate its 2008 and 2007 accounts payable and accruals for previously unrecognized business and capital taxes in Argentina.

For the year ended December 31, 2008, the effect of (i) above, is to increase the investment in MSC at December 31, 2008 by $3,751,955, with a corresponding increase to income from the investment in MSC.  The 2008 basic and diluted loss per share decreased from $(0.04) to $(0.02).  As a result of the restatements in (ii), the accounts payable and accruals at December 31, 2008 and 2007 have been increased by $1,633,000 and $1,218,000 respectively.  The opening accumulated deficit for the year ended December 31, 2007 was increased by $1,218,000. Office overhead and administration fees increased by $415,000 and $369,000 for the years ended December 31, 2008 and 2007, respectively.

For the quarter ended March 31, 2009, the effect of (i) above, is to increase the investment in MSC as at March 31, 2009 by $967,383 from the restated December 2008 investment; with a corresponding increase to income from investment in MSC.  There was no significant change to the basic and diluted loss per share for the first quarter of 2009.  As a result of the restatements in (ii), the total of accounts payable and accrued liabilities at March 31, 2009 has been increased by $2,029,000 and general and administrative expenses were increased by $396,000 for the three month period.

The re-filing of the Amended Financial Statements and the Revised MD&A is expected to be done on July 30, 2009 and, when completed, the Amended Financial Statements and the Revised MD&A will be available for review on www.sedar.com.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Henry A. John, Chief Financial Officer at (509) 921-7322.

Item 9

Date of Report

July 30, 2009

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Henry A. John
Henry A. John, Chief Financial Officer

Dated:

July 30, 2009